SECURITIES AND EXCHANGE COMMISSION
                              Washington D.C. 20549

                                    FORM 6-K

                        Report of Foreign Private Issuer

                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934

                         For the month of September 2005

                           PRANA BIOTECHNOLOGY LIMITED
                              (Name of Registrant)

          Level 2, 369 Royal Parade, Parkville, Victoria 3052 Australia
                    (Address of principal executive offices)

                  Indicate by check mark whether the registrant files or will files or will file annual reports under cover of Form 20-F or Form 40-F.

                            Form 20-F X Form 40-F __

                  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __

                  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __

                  Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                   Yes __ No X

                  If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-____________


                  This Form 6-K is being incorporated by reference into the Registrant's Registration Statement on Form F-3 File No. 333-116232

                           PRANA BIOTECHNOLOGY LIMITED


6-K Items

     1. Appendix 4E Preliminary Financial Report given to ASX under listing rule 4.3A for the period ending 30th June 2005 (and previous corresponding period: year ended 30 June 2004) dated 9 September 2005.

                                                                          ITEM 1

                       [GRAPHIC OMITTED][GRAPHIC OMITTED]

                             PRANA BIOTECHNOLOGY LTD
                               ABN 37 080 699 065




                                   APPENDIX 4E
                          PRELIMINARY FINANCIAL REPORT
                      given to ASX under listing rule 4.3A

                      for the period ending 30th June 2005
          (and previous corresponding period: year ended 30 June 2004)















Prana Biotechnology Ltd ABN 37 080 699 065                          Page 1 of 14

                                                RESULTS FOR ANNOUNCEMENT TO THE MARKET

--------------------------------------------------------------------------------------------------------------
Revenues from ordinary activities                               up             14.30%  to          2,653,113

Loss from ordinary activities after tax attributable to         up            152.98%  to        (25,008,597)
members

Net loss for the period attributable to members                 up            152.98%  to        (25,008,597)

--------------------------------------------------------------------------------------------------------------

Dividends (distributions)                                        Amount per security     Franked amount per
                                                                                              security
--------------------------------------------------------------- ----------------------- ----------------------
Final dividend
                                                                         n/a                     n/a
--------------------------------------------------------------- ----------------------- ----------------------
Previous corresponding period
                                                                         n/a                     n/a
--------------------------------------------------------------- ----------------------- ----------------------

                                                           ------------------------------------------------
+Record  date  for   determining   entitlements   to  the
dividend, (in the case of a trust, distribution)                                 n/a
                                                           ------------------------------------------------

Explanation of the above information:

During the 2005 financial year a US and UK subsidiary was established. Of the two, only the US subsidiary, Prana Biotechnology Inc has operated. The accounts of the US subsidiary have been incorporated into the 2005 consolidated balances.

Following the announcement in April 2005 concerning the cessation of the PBT1 clinical trial, the Board resolved to write down the Initial Platform Technology
(IP) intangible asset as at 30 June 2005. The write down has resulted in an increase in expenses of $10.388m for the 2005 financial year. The company maintains its existing policy to expense all R&D expenditures during the year in which they are incurred rather than capitalising these items.

--------------------------------------------------------------------------------------------------------------



Prana Biotechnology Ltd ABN 37 080 699 065                          Page 2 of 14

                              COMMENTARY OF RESULTS

Your directors submit the preliminary financial report of the economic entity for the year ended 30 June 2005.

Directors

The names of directors who held office during or since the end of the year are:

Geoffrey Kempler        Executive Chairman &          Appointed 11 November 1997
                        Chief Executive Officer       Re-Appointed 16 June 2005
Colin Masters           Executive Director            Appointed 9 December 1999
Brian Meltzer           Non-Executive Director        Appointed 9 December 1999
George Mihaly           Non-Executive Director        Appointed 9 December 1999
Peter Marks             Non-Executive Director        Appointed 29 July 2005
Jonas Alsenas           Executive Director &          Appointed 25 March 2004
                        Chief Executive Officer       Appointed 9 September 2004
                                                      Stepped Down 16 June 2005

Review of Operations

PBT2 Drug Development:
----------------------
o PBT2 is being initially developed as a treatment for Alzheimer's disease and has been shown to reduce soluble and in-soluble Abeta protein load in Transgenic mouse models of Alzheimer's disease. The development of PBT2 arose from research activities by Prana scientists at University of Melbourne, Mental Health Research Institute and Harvard University. This is Prana's proprietary lead MPAC molecule. Initial formal toxicology with this molecule was completed in the fourth quarter of 2004 and clinical trials (Phase I) were initiated in the first quarter of 2005. PBT2 is also being screened for other disease targets.

Other Drug Development:
-----------------------
o Design and synthesis is underway for the next generation of compounds for Alzheimer's disease and Parkinson's Disease. Multiple candidates have been identified and it is proposed to bring a selected candidate into development in 2005/2006.
o PBT-1: Further development of PBT1 was terminated due to manufacturing difficulties.
o Immunotherapy: Research progressing and on track. Initiation of proof of principle trials occurred on time in 2004 and further proof of concept work is underway.
o Chemistry and Discovery program: Over 400 MPACs (metal-protein attenuating compounds) have now been designed, synthesised and tested in preclinical models. Novel compounds from multiple new non-8-hydroxyquinoline structural classes have been synthesised and tested.

Initial Platform Technology (IP)
--------------------------------
o As a result of the PBT-1 manufacturing difficulties previously disclosed and the market reaction the Board has adopted a conservative approach to the value of the Initial Platform Technology and has written down the Initial Platform Technology from $10.388m to nil. This has resulted in a non-cash loss of $10.388m in the Statement of Financial Performance for the year ended 30 June 2005.

Equity
------
o Capital raising was undertaken in the 2004/05 financial year via the exercise of 9,506,666 options which resulted in the raising of $4,753,333 before costs.
o In the 2004/05 financial year 11,150,501 options expired. This figure includes the 907,167 options issued to employees and consultants that expired on 30 June 2005.

Board and Management
--------------------
o In September 2004 Dr. Jonas Alsenas was appointed as Chief Executive Officer. In June 2005 Dr Alsenas stepped down from his position as a Director and CEO and Mr Geoffrey Kempler resumed his previous dual role as Executive Chairman and CEO.
o In July 2005 Mr Peter Marks was appointed to the company Board as a non-executive Director. Mr Marks brings to Prana extensive experience in the areas of corporate finance and advice and venture capital investment, having specialised in capital raisings (for listed and unlisted companies), underwritings and initial public offerings in London and Australia.

Prana Biotechnology Ltd ABN 37 080 699 065                          Page 3 of 14

US and UK Subsidiaries
----------------------
o As the Company progresses its efforts to commercialise its technology, the Company has opened a US subsidiary, Prana Biotechnology Inc., thus allowing easier access to US investors and institutions.
o The Company has also established a subsidiary in the UK to allow it to conduct commercial and clinical operations in the UK.

Publications
------------
o Key publications and articles were submitted for inclusion in key International peer reviewed journals.



/s/Geoffrey Kempler
Geoffrey Kempler
Executive Chairman & CEO
Dated this 9th day of September 2005



Prana Biotechnology Ltd ABN 37 080 699 065                          Page 4 of 14

                 STATEMENT OF FINANCIAL PERFORMANCE FOR THE YEAR
                               ENDED 30 JUNE 2005

                                                                              Consolidated
                                                                     2005                      2004
                                                                      $                          $
REVENUES FROM ORDINARY ACTIVITIES                                      2,653,113                 2,321,227
Research & Development expenses                                       (7,687,596)               (5,239,384)
Personnel expenses                                                    (4,046,195)               (2,767,540)
Amortisation expenses                                                 (1,100,004)               (1,100,004)
Intellectual Property expenses                                          (729,583)               (1,579,267)
Administration & Financial expenses                                     (470,302)                 (317,266)
Travelling expenses                                                     (432,316)                 (284,105)
PR & Marketing expenses                                                 (442,920)                 (230,459)
Depreciation expenses                                                    (65,223)                  (95,002)
Other                                                                   (936,660)                 (411,046)
Foreign exchange losses                                               (1,362,572)                 (182,768)
Impairment of intangible assets                                      (10,388,339)                         -
                                                             ---------------------      --------------------

LOSS FROM ORDINARY ACTIVITIES BEFORE INCOME TAX EXPENSE              (25,008,597)               (9,885,614)

INCOME TAX EXPENSE RELATING TO ORDINARY ACTIVITIES                             -                         -

                                                             ---------------------      --------------------

NET LOSS                                                             (25,008,597)               (9,885,614)

                                                             ---------------------      --------------------

TOTAL CHANGES IN EQUITY OTHER THAN THOSE RESULTING FROM
TRANSACTIONS WITH OWNERS AS OWNERS                                   (25,008,597)               (9,885,614)

                                                             =====================      ====================

BASIC LOSS PER SHARE                                      6               (20.37)                   (13.06)
(cents per share)

DILUTED LOSS PER SHARE                                    6               (20.37)                   (13.06)
(cents per share)

The accompanying notes form part of these financial statements.



Prana Biotechnology Ltd ABN 37 080 699 065                          Page 5 of 14

               STATEMENT OF FINANCIAL POSITION AS AT 30 JUNE 2005

                                                    Consolidated
                                           2005                  2004
                                            $                     $
CURRENT ASSETS
Cash assets                      8(b)        21,453,304            29,580,398
Receivables                                     174,476                92,917
Other                                           495,165                72,769
                                       -----------------     -----------------

TOTAL CURRENT ASSETS                         22,122,945            29,746,084

                                       -----------------     -----------------

NON-CURRENT ASSETS
Plant & Equipment                               166,214               180,971
Intangible assets                                     -            11,488,343
                                       -----------------     -----------------

TOTAL NON-CURRENT ASSETS                        166,214            11,669,314

                                       -----------------     -----------------
                                       -----------------     -----------------

TOTAL ASSETS                                 22,289,159            41,415,398

                                       -----------------     -----------------

CURRENT LIABILITIES
Payables                                      2,571,181             2,661,950
Provisions                                       78,602                42,597
                                       -----------------     -----------------

TOTAL CURRENT LIABILITIES                     2,649,783             2,704,547

                                       -----------------     -----------------

NON-CURRENT LIABILITIES
Provisions                                       45,200                 8,292
                                       -----------------     -----------------

TOTAL NON-CURRENT LIABILITIES                    45,200                 8,292

                                       -----------------     -----------------
                                       -----------------     -----------------

TOTAL LIABILITIES                             2,694,983             2,712,839

                                       -----------------     -----------------
                                       -----------------     -----------------

NET ASSETS                                   19,594,176            38,702,559

                                       =================     =================

EQUITY
Contributed equity                  9        55,405,707            49,505,493
Reserves                                     14,661,942            14,661,942
Accumulated losses                  7       (50,473,473)          (25,464,876)
                                       -----------------     -----------------

TOTAL EQUITY                                 19,594,176            38,702,559

                                       =================     ================

The accompanying notes form part of these financial statements.


Prana Biotechnology Ltd ABN 37 080 699 065                          Page 6 of 14

                    STATEMENT OF CASHFLOW FOR THE YEAR ENDED
                                  30 JUNE 2005

                                                                                    Consolidated
                                                                           2005                      2004
                                                                             $                         $
CASH FLOWS FROM OPERATING ACTIVITIES
Payments to suppliers and employees                                        (13,966,049)               (7,896,711)
Interest received                                                               883,583                   176,845
Grants received                                                                 532,283                   909,946
Neuroscience Victoria monies received                                         1,125,000                 1,462,500
Other                                                                             6,370                         -

                                                                    --------------------      --------------------

NET CASH FLOWS USED IN OPERATING ACTIVITIES                   8(a)         (11,418,813)               (5,347,420)

                                                                    --------------------      --------------------

CASH FLOWS FROM INVESTING ACTIVITIES
Payments for purchase of plant and equipment                                   (50,466)                 (134,362)

                                                                    --------------------      --------------------

NET CASH FLOWS USED IN INVESTING ACTIVITIES                                    (50,466)                 (134,362)

                                                                    --------------------      --------------------

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from issue of shares                                                 4,753,333                34,616,106
Payment of share issue costs                                                   (48,576)               (2,834,941)

                                                                    --------------------      --------------------

NET CASH FLOWS FROM FINANCING ACTIVITIES                                      4,704,757                31,781,165

                                                                    --------------------      --------------------


NET INCREASE/(DECREASE) IN CASH HELD                                        (6,764,522)                26,299,383

Opening cash brought forward                                                 29,580,398                 3,463,783
Exchange rate adjustments on foreign currencies                             (1,362,572)                 (182,768)
transactions

                                                                    --------------------      --------------------

CLOSING CASH CARRIED FORWARD                                  8(b)           21,453,304                29,580,398

                                                                    ====================      ====================

The accompanying notes form part of these financial statements.


Prana Biotechnology Ltd ABN 37 080 699 065                          Page 7 of 14

                                NOTES TO ACCOUNTS

Note 1. Basis of Preparation

It is recommended that this Financial Report be read in conjunction with the Annual Financial Report for the year ended 30 June 2004 and any public announcements made by Prana Biotechnology Limited during the year in accordance with continuous disclosure requirements arising under the Corporations Act 2001.

The accounting policies have been consistently applied by the consolidated entity and are consistent with those applied in the 30 June 2004 Annual Report.

Note 2. Segment Information

The consolidated entity's activities are predominantly within Australia and cover research into Alzheimer's disease and other major age-related degenerative disorders.

Note 3. Contingent Liabilities

The consolidated entity is not involved in any legal or arbitration proceedings nor, so far as the Directors are aware, are any such proceedings, pending or threatened against the consolidated entity.

Note 4. Events Subsequent to Balance

No matters or circumstances have arisen since the end of the financial year, which significantly affected or may significantly affect the operations of the consolidated entity, the results of those operations, or the state of affairs of the consolidated entity in subsequent financial years.

Note 5. Audit

These accounts are currently in the process of being audited, an Annual Report containing the audit report shall be provided in due course.

Note 6. Loss Per Share

                                                                            2005             2004
                                                                           Cents            Cents
Basic loss per share                                                     (20.37)          (13.06)
Diluted loss per share                                                   (20.37)          (13.06)

The following reflects the income and share data used in the calculations of basic and diluted loss per share.  Net loss used
in calculation of basic & diluted EPS.                              (25,008,597)      (9,885,614)

Weighted average number of ordinary shares on issue during the
financial year used in the calculation of basic loss per share      122,754,061       75,701,818

Options are considered to be potential ordinary shares and are therefore excluded from the weighted average number of ordinary shares used in the calculation of basic loss per share. Where dilutive, potential ordinary shares are included in the calculation of diluted loss per share.

The options on issue do not have the effect to dilute the loss per share. Therefore they have been excluded from the calculation of diluted loss per share.

Note 7. Accumulated Losses

                                                       2005                2004
                                                          $                   $
Balance at beginning of year                   (25,464,876)        (15,579,262)
Net loss for the period                        (25,008,597)         (9,885,614)
                                            ----------------     ---------------

Total Accumulated Losses                       (50,473,473)        (25,464,876)

                                            ----------------     ---------------

Prana Biotechnology Ltd ABN 37 080 699 065                          Page 8 of 14

Note 8. Cash flow Reconciliation

                                                                              2005              2004
                                                                                 $                 $
(a) Reconciliation of Cash Flows from Operating Activities
with Operating Loss after Income Tax

Operating Loss after Income Tax                                       (25,008,597)       (9,885,614)

Non Cash Movements
- Amortisation                                                           1,100,004         1,100,004
- Depreciation                                                              65,223            95,002
- Non-cash share issue in consideration of operating expenses            1,195,457           983,305
- Foreign exchange losses                                                1,362,572           182,768
- Impairment of intangible assets                                       10,388,339                 -

Changes in assets and liabilities
- Increase/(decrease) in payables                                         (90,769)         2,120,733
- (Increase)/decrease in receivables                                      (81,559)            50,906
- (Increase)/decrease in prepayments                                     (422,396)          (20,407)
- Increase/(decrease) in provision for employee entitlements                72,913            25,883
                                                                    ---------------     -------------

Cash Flows used in Operating Activities                               (11,418,813)       (5,347,420)

                                                                    ---------------     -------------

(b) Reconciliation of cash
Cash at the end of the financial year as shown in the statement of cash flows is reconciled to items in the Statement of
Financial Position as follows:
- Cash at Bank $A                                                          195,080         1,299,807
- Cash at Bank $US                                                         585,402         7,231,786
- Cash at Bank GBP                                                         382,595                 -
- Term Deposit $A                                                        4,622,995         1,630,000
- Term Deposit $US                                                       6,667,232        19,418,805
- Commercial Bill $A                                                     9,000,000                 -
                                                                    ---------------     -------------

Total Cash                                                              21,453,304        29,580,398

                                                                    ---------------     -------------

(c) Non-cash Activities See note 9.

Note 9. Contributed Equity

                                                              30 June 2005                      30 June 2004
Issued and Paid Up Capital                            No.                $                 No.                  $
--------------------------
Fully Paid Ordinary Shares                    127,319,260       54,662,444         115,984,380         49,505,493
Options over Fully Paid Ordinary Shares         4,219,167          289,700          21,269,167                  -
Options over ADRs                                 380,000                -                   -                  -
Warrants over ADRs                              3,320,000          453,563           3,000,000                  -
                                                           ----------------                     ------------------

Total Contributed Equity                                        55,405,707                             49,505,493

                                                           ================                     ==================

During the year ended 30 June 2005, the following movements in equity occurred:

>>       Shares:
     o    9,506,666 - exercise of options at $0.50 per share
     o 1,578,215 - issued to consultants for nil consideration in exchange for services provided and expensed to the Statement of Financial Performance
     o 249,999 - issued to directors in lieu of directors fees and expensed to the Statement of Financial Performance.


Prana Biotechnology Ltd ABN 37 080 699 065                         Page 9 of 14

>>       Options - exercisable to shares:
     o 1,600,000 - issued to directors, exercisable at nil consideration on or before 30 June 2010
     o 200,000 - issued to consultants, exercisable at $0.50 on or before 17 December 2007 for nil consideration in exchange for services provided and expensed to the Statement of Financial Performance.
     o 200,000 - issued to consultants, exercisable at $0.50 on or before 17 December 2007 for nil consideration in exchange for service provided in relation to the June 2004 equity raising and have been debited to Contributed Equity as issue costs.
     o 200,000 - issued to consultants, exercisable at $0.50 on or before 17 December 2007 for nil consideration in exchange for service provided in relation to the December 2004 exercise of options and have been debited to Contributed Equity as issue costs.
     o    10,243,334 - options expired on 1 December 2004
     o 500,000 - issued to an employee exercisable at $0.50 on or before 17 December 2007 for nil consideration in exchange for services provided as Chief Financial Officer of Prana.
     o    907,167 - options expired on 30 June 2005.

>>       Options - exercisable to ADRs:
     o 380,000 - issued to a director, exercisable at US$5.00 on or before 17 December 2012

>>       Warrants, exercisable to ADRs;
     o 320,000 - issued to consultants, exercisable at US$8.00 on or before 4 June 2009 for nil consideration. These warrants were issued in exchange for services provided in relation to the June 2004 equity raising and have been debited to Contributed Equity as issue costs.

Note 10. Net Tangible Assets

                                                   2005                  2004
                                                      $                     $

Net Assets                                   19,594,176            38,702,559
Less Intangibles                                      -          (11,488,343)
                                      ------------------     -----------------

Total Tangible Assets                        19,594,176            27,214,216

                                      ------------------     -----------------

Shares                                      127,319,260           115,984,380

Net Tangible Asset (cents)                        15.39                 23.46


Prana Biotechnology Ltd ABN 37 080 699 065                         Page 10 of 14

Note 11. Impacts of the adoption of Australian equivalents to International Financial Reporting Standards

Prana Biotechnology Limited will be required to prepare financial statements that comply with Australian equivalents to International Financial Reporting Standards ('A-IFRS') for reporting periods beginning on or after 1 January 2005. Accordingly, Prana Biotechnology Limited's first half-year report prepared under A-IFRS will be for the half-year reporting period ended 31 December 2005, and its first annual financial report prepared under A-IFRS will be for the year ended 30 June 2006.

Prana Biotechnology Limited has completed an A-IFRS impact study, including the formulation of the A-IFRS accounting polices that are intended to be adopted from 1 July 2005. The likely impact of the accounting policy changes on the results and financial position of the Company has been determined.

The following proforma statement of financial performance and statement of financial position outlines the impact on the current year result and financial position of the Company had the financial statements been prepared using A-IFRS, based on the directors' accounting policy decisions current at the date of this financial report. Users of the financial report should note that further developments in A-IFRS (for example, the release of further pronouncements by the Australian Accounting Standards Board and the Urgent Issues Group), if any, may result in changes to the accounting policy decisions made by the directors to date, and, consequently, the likely impacts outlined in the following proforma financial statements.

The directors may, at any time until the completion of the company's first A-IFRS compliant financial report, elect to revisit and, where considered necessary, revise the accounting policies applied in preparing the proforma financial statements.


Prana Biotechnology Ltd ABN 37 080 699 065                         Page 11 of 14

Note 11. Impacts of the adoption of Australian equivalents to International Financial Reporting Standards (continued)


            PROFORMA INCOME STATEMENT FOR THE YEAR ENDED 30 JUNE 2005

                                                                         AASB 2:        AASB 138:
                                                     Existing AGAAP     Share-Based     Intangible         A-IFRS
                                           Notes      Consolidated        Payments        Assets        Consolidated
                                                            $                $               $                $
REVENUES FROM ORDINARY ACTIVITIES                           2,653,113               -              -          2,653,113
Research & Development expenses                           (7,687,596)               -              -        (7,687,596)
Personnel expenses                           A            (4,046,195)     (2,446,890)              -        (6,493,085)
Amortisation expenses                        B            (1,100,004)               -      1,016,804           (83,200)
Intellectual Property expenses                              (729,583)               -              -          (729,583)
Administration & Financial expenses                         (470,302)               -              -          (470,302)
Travelling expenses                                         (432,316)               -              -          (432,316)
PR & Marketing expenses                                     (442,920)               -              -          (442,920)
Depreciation expenses                                        (65,223)               -              -           (65,223)
Other                                                       (936,660)               -              -          (936,660)
Foreign exchange losses                                   (1,362,572)               -              -        (1,362,572)
Impairment of intangible assets              B           (10,388,339)               -      9,602,099          (786,240)

                                                    --------------------------------------------------------------------

LOSS FROM ORDINARY ACTIVITIES BEFORE
INCOME TAX EXPENSE                                       (25,008,597)     (2,446,890)     10,618,903       (16,836,584)

INCOME TAX EXPENSE RELATING TO ORDINARY
ACTIVITIES                                                          -               -              -                  -

                                                    --------------------------------------------------------------------

LOSS FROM ORDINARY ACTIVITIES AFTER
INCOME TAX EXPENSE                                       (25,008,597)     (2,446,890)     10,618,903       (16,836,584)

                                                    --------------------------------------------------------------------

NET LOSS                                                 (25,008,597)     (2,446,890)     10,618,903       (16,836,584)

                                                    --------------------------------------------------------------------

TOTAL CHANGES IN EQUITY OTHER THAN THOSE
RESULTING FROM TRANSACTIONS WITH OWNERS
AS OWNERS                                                (25,008,597)     (2,446,890)     10,618,903       (16,836,584)

                                                    ====================================================================



Prana Biotechnology Ltd ABN 37 080 699 065                         Page 12 of 14

Note 11. Impacts of the adoption of Australian equivalents to International Financial Reporting Standards (continued)

                    PROFORMA BALANCE SHEET AS AT 30 JUNE 2005

                                                                   AASB 2:         AASB 138
                                               Existing AGAAP    Share-Based      Intangible         A-IFRS
                                     Notes      Consolidated       Payments         Assets        Consolidated
                                                     $                $               $                 $
CURRENT ASSETS
Cash assets                                         21,453,304               -               -         21,453,304
Receivables                                            174,476               -               -            174,476
Other                                                  495,165               -               -            495,165

                                              --------------------------------------------------------------------

TOTAL CURRENT ASSETS                                22,122,945               -               -         22,122,945

                                              --------------------------------------------------------------------

NON-CURRENT ASSETS
Plant & Equipment                                      166,214               -               -            166,214
Intangible assets                                            -               -               -                  -

                                              --------------------------------------------------------------------

TOTAL NON-CURRENT ASSETS                               166,214               -               -            166,214

                                              --------------------------------------------------------------------
                                              --------------------------------------------------------------------

TOTAL ASSETS                                        22,289,159               -               -         22,289,159

                                              --------------------------------------------------------------------

CURRENT LIABILITIES
Payables                                             2,571,181               -               -          2,571,181
Provisions                                              78,602               -               -             78,602

                                              --------------------------------------------------------------------

TOTAL CURRENT LIABILITIES                            2,649,783               -               -          2,649,783

                                              --------------------------------------------------------------------

NON-CURRENT LIABILITIES
Provisions                                              45,200               -               -             45,200

                                              --------------------------------------------------------------------

TOTAL NON-CURRENT LIABILITIES                           45,200               -               -             45,200

                                              --------------------------------------------------------------------
                                              --------------------------------------------------------------------


TOTAL LIABILITIES                                    2,694,983               -               -          2,694,983

                                              --------------------------------------------------------------------
                                              --------------------------------------------------------------------

NET ASSETS                                          19,594,176               -               -         19,594,176

                                              ====================================================================

EQUITY
Contributed equity                     A            55,405,707       2,446,890               -         57,852,597
Reserves                                            14,661,942               -    (14,661,942)                  -
Accumulated losses                    A&B         (50,473,473)     (2,446,890)      14,661,942       (38,258,421)
                                              --------------------------------------------------------------------

TOTAL EQUITY                                        19,594,176               -               -         19,594,176

                                              ====================================================================

Prana Biotechnology Ltd ABN 37 080 699 065                         Page 13 of 14

Note 11. Impacts of the adoption of Australian equivalents to International Financial Reporting Standards (continued)

The following explanatory notes relate to the proforma financial statements above and describe the differences between the accounting polices under A-IFRS and the current treatment of those items under Australian Generally Accepted Accounting Principles ( 'AGAAP').


A. Share-based Payments
-----------------------

Under AGAAP, the Company does not recognise an expense for share-based compensation granted to employees or directors. Under A-IFRS, the fair value of share options issued to employees and directors is determined at grant date and expensed over the expected vesting period of the options. As permitted under A-IFRS first time adoption, the Company will not retrospectively recognise share-based payments that have vested before 1 January 2005.

For the financial year ended 30 June 2005, under A-IFRS, contributed equity will increase by $2,446,890 and an additional personnel expense of the same amount will be recognised in profit and loss in relation to the options issued during the year.

B. Intangible Assets
--------------------

Under AGAAP the Company revalued the acquired research and development costs to fair value in 2001. Under A-IFRS the revaluation is permissible only if there is an active market for the asset. As a consequence upon transition to A-IFRS intangible assets will decrease by $10,208,582 with an associated decrease in the asset revaluation reserve of $14,661,942 and accumulated losses of $4,453,360 at that date.

Under A-IFRS internally generated intangible assets from expenditure on research activities are not recognisable. As a consequence upon transition to A-IFRS intangible assets will decrease by $410,321 with a corresponding decrease in accumulated losses at that date.

The impact of the above transition adjustment to A-IFRS for the financial year ended 30 June 2005, is that the amortisation expense will decrease by $1,016,804 and the impairment of intangible assets will decrease by $9,602,099. In addition the asset revaluation reserve as at 30 June 2005 will decrease by $14,661,942.

C  Financial instruments
------------------------

The directors have elected not to apply the first-time adoption exemption available to Prana to defer the date of transition of AASB 132 'Financial
Instruments: Disclosure and Presentation' and AASB 139 'Financial Instruments:
Recognition and Measurement' to 1 July 2005. There were no adjustments required in the consolidated financial statements for the year ended 30 June 2005.

D. Reconciliation of Accumulated Losses as at 1 July 2004
---------------------------------------------------------

                                                            Consolidated
Accumulated losses under AGAAP                                    (25,464,876)
Intangible assets - reversal of revaluation                          4,453,360
Intangible assets - derecognition of research
expenditure                                                          (410,321)
                                                         ----------------------
Accumulated losses under A-IFRS                                   (21,421,837)
                                                         ----------------------


Prana Biotechnology Ltd ABN 37 080 699 065                         Page 14 of 14

                                   SIGNATURES
                                   ----------


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                            Prana Biotechnology Limited



                                            /s/Richard Revelins
                                            -------------------
                                            By: Richard Revelins
                                            Chief Financial Officer


Date: September 23, 2005